Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) included a video featuring Gary C. Kelly, Southwest’s Chairman of the Board, President and Chief Executive Officer, on its SWALife intranet website. A transcript of the video, which is also available in print on the SWALife intranet website, is included below.

Gary’s Newsline

Gary Shares His Thoughts on AirTran Acquisition

By: Gary Kelly on Sep 27, 2010 at 8:30am

It’s bright and early here in Dallas, well before dawn. By now, I’m sure you’ve heard our historic news about a contract to acquire AirTran. It is enormously exciting. But, as I was driving in this morning, lost in thought, I found myself thinking about the People of Southwest Airlines. I’m not normally on the road this early, on deserted streets. But many of you are A.M.-ers. I just appreciate you, and what you do for Southwest and our Customers every day, so much.

As I said in my Mid-Year Update, it’s been a brutal recession, on top of a grueling decade. Growth opportunities are very hard to come by in this economy. While we had no plans to grow the fleet, we have persevered, and are doing well. We’re healthy financially, and a lot better than a year ago.

Let me tell you, we’ve found a way. The opportunities for growth that flow from an AirTran acquisition are enormous: more destinations; more Customers; more flights; and more profits. All of that adds up to growth, more aircraft, and more jobs.

Today, in fact, buoyed by our increased 2011 profit outlook that AirTran brings, Mike Van de Ven, our Chief Operating Officer, is announcing new hire classes for Pilots and Flight Attendants. That, in and of itself, is very exciting because that’s the first time we’ve hired since 2008.

Now, back to the deal with AirTran. This deal has been a long time in the making. It will be months before we actually close and own them. In the meantime, we each continue as independent Companies, and competitors for that matter.

Here’s what they bring to us:

1.	They are a high-quality, low-cost operation
2.	They are a solid, low-fare brand
3.	They have a meaningful route network that allows us to strategically expand ours
4.	They have a compatible, young, all-Boeing fleet with 53 future deliveries
5.	They are a profitable business at an affordable price

The acquisition of AirTran sets the stage for us to resume our own fleet growth; for two reasons: it boosts our profits to satisfactory levels and it provides numerous route opportunities that need to be added, particularly out of Atlanta. And growth means more jobs.

This is the dawn of a new and exciting decade for Southwest Airlines, and I am very optimistic about our future. We’ve always said some things about Southwest Airlines will change, and some never will. Rest assured, Southwest remains committed to our original mission of providing low fares and great Customer Service, and we are totally committed to providing job security for our Employees.

We have a lot of work ahead of us, and it will take all of us working together. Southwest Warriors, I know I can count on you.

This is a good deal. When I say that, the first test has to be, is it good for our People. Oh, yeah!

I encourage you to check SWALife for further information.

Thanks for tuning in.

Important Information for Investors and Stockholders

Gary Kelly’s newsline being broadcast in connection with the proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran by Southwest will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov/. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at http://www.southwest.com/ under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at http://www.airtran.com/ under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Gary Kelly’s newsline being broadcast in connection with the proposed acquisition of AirTran Holdings, Inc. (“AirTran”) contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions and variations thereof. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer experience, offerings, and benefits; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations, including expected synergies and earnings and cash flow impact. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.